January 28, 2005

Centra Software, Inc.
430 Bedford Street
Lexington, Massachusetts 02420
Attention: Nominating and Corporate Governance Committee
of Board of Directors

Ladies and Gentlemen:

I am writing you today to formally express my interest in joining your board of directors at the earliest possible time. The investment fund that I represent, Criterion Capital Management, LLC, is Centra Software's second largest stockholder. Criterion and its affiliates currently hold 1,736,900 shares of Centra Software common stock, representing approximately 6.3% of the company's outstanding common stock. We at Criterion believe that your board of directors would greatly benefit from my participation, particularly due to the significant investment Criterion has made in Centra Software and our commitment to maximizing stockholder value for all of the company's stockholders.

At the request of your counsel, I am submitting this formal request that you consider my appointment to your board of directors in light of the background information attached hereto as Exhibit A. Per your request, I believe that the information set forth on Exhibit A includes all of the material information contemplated by Item 401 of Regulation S-K, but if you believe that I have neglected to provide any information that you require to consider my request, I trust that you will inform me promptly so that I may provide you with the additional information you request as soon as possible. Due to legal requirements of which I am certain you are aware, I am obligated to file this correspondence with the Securities and Exchange Commission and will be doing so promptly.

I am eager to meet with you at your convenience to further discuss my qualifications and my views with respect to Centra Software's future. Kindly contact my counsel to arrange an appropriate time to do so.

I look forward to hearing from you.

Sincerely,

Evan Marwell

cc: Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

EXHIBIT A

1. Full Legal Name: Evan Chandler Marwell

2. Age and Date of Birth: 39 June 13, 1965

3. There is no arrangement or understanding between me and any other person pursuant to which I am requesting to be selected as a director of Centra Software.

4. I have no family relationship with any director, executive officer or person nominated to be a director or executive officer of Centra Software.

5. I am a Partner and Managing Director of the investment team for Criterion Capital Management, LLC. Before joining Criterion, I was the President and CEO of Quixi, Inc., a venture backed CRM software and services company. Prior to working with Quixi, I was the Founder and President of INFONXX, a global provider of directory assistance services to wireless carriers and Fortune 500 corporations. INFONXX had over 2000 employees and $100MM in revenue. I began my career as a management consultant at Corporate Decisions Inc. (now Mercer consulting) where I was an analyst from 1987-1990. I received my B.A. degree in Economics, cum laude, from Harvard College in 1987 and my M.B.A., with honors, from Harvard Business School in 1992. As you know, none of the foregoing companies are affiliated with Centra Software.

6. I am not currently a member of the board of directors of any corporation.

7. During the past five years, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, or a receiver, fiscal agent or similar officer has been appointed by a court, with respect to any company or business association with which I have worked, or any partnership in which I have been a general partner.

8. During the past five years, I have not been convicted in a criminal proceeding or named as the subject of a pending criminal proceeding.

9. During the past five years, I have not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court permanently or temporarily enjoining me from, or otherwise limiting me from engaging in, any of the following activities:

(a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(b) engaging in any type of business practice; or

(c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

10. During the past five years, I have not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days my right to engage in any activity described above in paragraph 9, or to be associated with persons engaged in any such activity.

11. During the past five years, I have not been found by a court in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law.

12. During the past five years, I have not been found by a court in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law.